

The J.P. Morgan U.S. Sector Efficiente Index

Structured Investments

October 2009

800-576-3529
www.si.jpmorgan.com

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
September 30, 2009

J.P.Morgan

Important Information

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (800) 576-3529.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to J.P. Morgan's U.S. Sector Efficiente Index (the "Strategy") are our senior unsecured obligations and are not secured debt. Investing in these securities is not equivalent to a direct investment in the Strategy or any index that forms part of the Strategy.

Investments in securities linked to the Strategy require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Any historical composite performance records included in this free writing prospectus are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this free writing prospectus. No representation is being made that the indices will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the securities linked to the Strategy use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. The results obtained from such "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Strategy. J.P. Morgan provides no assurance or guarantee that the securities linked to the Strategy will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this free writing prospectus.

Important Information



Contents

Overview

The J.P. Morgan U.S. Sector Efficiente Index (the "Index", the "Strategy", or the "U.S. Sector Efficiente") is a J.P. Morgan strategy that seeks to generate returns through the dynamic selection of up to ten equity sector indices (the "Sector Constituents") based on a modern portfolio theory approach to portfolio allocation. The Index tracks the weighted average of a synthetic portfolio, composed of the return of each Sector Constituent minus the return of a cash index and offers an alternative approach to investing in U.S. equities. The reported level of the Index will include a deduction of an index adjustment factor, a fee, of 0.50% per annum, which is deducted daily.

Key features of the Index include:

- Dynamic exposure to a portfolio of U.S. equity sectors that is rebalanced monthly based on a rules-based methodology with a target annualized volatility[1] of 8% or less;

- Algorithmic portfolio construction intended to utilize momentum across global equity sectors to inform portfolio allocation across U.S. equity sectors;

- Provides an alternative approach to investing in U.S. equities;

- Levels published on Bloomberg under the ticker SXJPUS8E.

Hypothetical and Actual Historical Performance



Sources: JPMorgan, Bloomberg

The above graph sets forth the performance of the Index based on the hypothetical back-tested Index closing levels from August 2001 through September 1, 2009 and actual historical closing levels fom September 2, 2009 through September 25, 2009. The Index outperformed the S&P 500® Index during this period, generating a 2.7% annualized return[2] versus a -1.6% return for the S&P 500® Index. In addition, the Strategy realized a 8.8% annualized volatility compared to 20.3% for the S&P 500® Index. Thus, the Strategy generated a Sharpe Ratio[3] of 0.30 versus -0.08 for the S&P 500® Index. There is no guarantee that the U.S. Sector Efficiente will outperform the S&P 500® Index or any alternative strategy during the term of your investment in securities linked to the Strategy.

Note: Because the Index did not exist prior to September 2, 2009, all retrospective levels prior to September 2, 2009 provided in the graphs and charts herein regarding the Index are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations used in producing simulated historical data from those used to calculate the Index going forward could produce variations in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

1 Annualized volatility means the standard deviation of arithmetic weekly returns scaled for a one-year period.

2 Annualized return is based on annualized weekly returns and is calculated arithmetically and not on a compound basis.

3 For the purposes of the analysis above, Sharpe Ratio is calculated as the annualized return divided by the annualized volatility.

Strategy Description

Modern portfolio theory approach

The Index employs a strategy based on modern portfolio theory to allocate across the ten U.S. equity sectors that comprise the S&P 500® Index. The modern portfolio theory approach to asset allocation suggests how a rational investor should allocate capital across the available investment choices to maximize return for a given risk appetite. The Index uses the concept of an "efficient frontier" to define the allocation of the Index to the ten US equity sectors. An efficient frontier for a portfolio of assets defines the optimal return of the portfolio for a given amount of risk, using the volatility of returns of hypothetical portfolios as the measure of risk.

The Index seeks to identify the weights for each Sector Constituent that would have resulted in the hypothetical portfolio with the highest return while targeting an annualized volatility of 8% or less.

Illustration of the efficient frontier



Index Rebalancing

On a monthly basis, J.P. Morgan Securities Inc., acting as the Index Calculation Agent, will rebalance the Index to take synthetic long positions in the Sector Constituents. Rebalancing will be based on the mathematical algorithm that governs the Index, and uses historical variance and covariance[1] for the Sector Constituents and historical returns for the *related global equity sector indices* (the "Signal Sector Indices")[2].

The weights for each Sector Constituent will be adjusted to comply with certain allocation limits, including constraints on individual sectors as well as the overall portfolio (See *Weighting Constraints*).

On each rebalance date, the U.S. Sector Efficiente mathematical algorithm will implement a series of steps as outlined below:

■The Index Calculation Agent calculates the return of each Signal Sector Index as the average of the 12-month and 3-month historical returns.

■The Index Calculation Agent calculates the variance of each Sector Constituent and the covariance between each pair based on the weekly historical returns of the Sector Constituents.[3]

■The Index Calculation Agent employs a proprietary optimization algorithm to determine the weights of each Sector Constituent that would have resulted in the highest return for the portfolio of Sector Constituents, subject to the constraints applied to the weights and with a target volatility of the portfolio less than or equal to 8%.

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1 Variance of an asset is a measure of the asset's volatility and is equal to the volatility squared. Covariance between two assets represents the dependence of one asset on the other and is equal to the product of the correlation between the two assets and their volatilities.

2 The Signal Sector Indices are the ten sector indices that comprise the MSCI World Index[SM]. Each Sector Constituent is associated with the Signal Sector Index that represents the same sector. For example, the Signal Sector Index for the S&P Energy Total Return Index is the MSCI Daily TR World Net Energy Index. Please see Appendix A for further details.

3 The calculation is based on 60 weekly returns. The returns are overlapping, and cover approximately 12 weeks.

Strategy Description (cont'd)

Illustration of Algorithm



Historical variance and covariance of the Sector Constituents

Historical returns of the related global equity sectors

Sector Efficiente Algorithm

Optimal weights for the Sector Constituents

Index Level is calculated as the:

• Weighted average of the performance of each Sector Constituent less the cash index

• Less an index adjustment factor, a fee, of 0.50% per annum deducted daily.

Sector Constituents	Sector Floor	Sector Cap
S&P 500 Energy Total Return Index	0%	25%
S&P 500 Materials Total Return Index	0%	25%
S&P 500 Industrials Total Return Index	0%	25%
S&P 500 Consumer Discretionary Total Return Index	0%	25%
S&P 500 Consumer Staples Total Return Index	0%	25%
S&P 500 Health Care Total Return Index	0%	25%
S&P 500 Financials Total Return Index	0%	25%
S&P 500 Information Technology Total Return Index	0%	25%
S&P 500 Telecommunications Total Return Index	0%	25%
S&P 500 Utilities Total Return Index	0%	25%
Total Portfolio	10%	125%

Momentum investing across equity sectors

- Momentum investing is based on the belief that investments that have outperformed (or underperformed) in the recent past are expected to outperform (or underperform) in the near future.

- Several practitioners and academicians have analyzed the existence of industry momentum and the potential benefit of utilizing cross-border information to enhance the strength of the momentum.[1]

- The Strategy seeks to exploit the potentially enhanced momentum signal available across global equity sectors by **utilizing the historical return data of the related global equity sectors** as the inputs to the optimization algorithm instead of using that of the Sector Constituents.

[1]See for example, Swinkles, Journal of Asset management, 2002.

Weighting Constraints

The constraints applied to the weights of the Sector Constituents are as follows:

- Each weight must be greater than or equal to 0%;

- Each weight must be less than or equal to 25%;

- The sum of the weights cannot exceed 125%;

- The sum of the weights must be greater than or equal to 10%.

There is no guarantee that the concept of an efficient frontier combined with modern portfolio theory will generate positive returns for the Strategy or that other theories applied to the portfolio of the ten sector indices that comprise the Strategy would not produce a better result than an investment linked to the Strategy.

Historical Analysis

Hypothetical and Historical Performance

Based on the rebalancing methodology and the constraints set forth previously, the Strategy aims to shift exposure dynamically across the ten equity sectors reducing exposure to more volatile sectors with lower returns while increasing exposure to less volatile sectors with higher returns.   In periods of high volatility and negative returns across the whole equity market the Strategy can shift the majority of the exposure out of the Sector Constituents.

Period	Annualized Returns		Annualized Volatility	
	U.S. Sector Efficiente	S&P 500®	U.S. Sector Efficiente	S&P 500®
Aug 01– Sept 25, 09	2.74%	-1.65%	8.77%	20.26%

Sources: JPMorgan, Bloomberg

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Publication of the Index

The Index Calculation Agent will publish the index values on Bloomberg, subject to the occurrence of a market disruption event. You can find the current Index value on Bloomberg under the ticker SXJPUS8E.

Targeting Volatility

As described earlier the Index targets an annualized realized volatility of 8%. The graph below sets forth the hypothetical and actual realized volatility of the Index as well as that of the S&P 500® Index between August 2001 and September 25, 2009.

Hypothetical Realized Volatility



Sources: J.P. Morgan, Bloomberg. Volatility is a measurement of the variability of returns based on historical performance. The historical, or "realized," volatility of a portfolio can be measured in a number of ways. For the purposes of the graph above, volatility is calculated based on 60 historical weekly returns. For any given day, the "annualized volatility" for each index is the annualized standard deviation of the previous 60 overlapping weekly returns preceding that day. For example, the first data point on the graph, representing November 7, 2001 displays the annualized standard deviation of the weekly returns during the 60 index days up to and including November 7, 2001. The second point on the graph displays the annualized standard deviation of the weekly returns for the 60 index days up to and including November 8, 2001.

No representation is made that in the future the Index or the S&P 500® Index will have the volatilities as shown above. There is no guarantee the Index will outperform any alternative investment strategy, including the S&P 500® Index. Please see "Important Information" at the front of this publication for a discussion of more limitations on the use of hypothetical returns.

Historical Analysis (cont'd)

The following chart displays hypothetical and actual historical Sector Constituent allocations from August 2001 through September 25, 2009. Data is shown on a quarterly basis for ease of display, although the Index is rebalanced monthly. During a bear market the Strategy decreases the portfolio equity exposure, potentially as low as the 10% floor. During a bull market the Strategy increases its equity exposure, potentially above 100%.



Sources: J.P. Morgan

Note: Any hypothetical allocations obtained from such back-testing should not be considered indicative of the actual weights that would be assigned to the Sectors or the applicable Sector Constituents during your investment in the Strategy. J.P. Morgan provides no assurance or guarantee that the actual performance of the Strategy would result in allocations among the Sectors or the applicable Sector Constituents consistent with any hypothetical allocations displayed in the preceding graphs. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Appendix A

Sector Constituents	Corresponding Signal Sector Index
S&P 500 Energy Total Return Index	MSCI Daily TR World Net Energy Index USD
S&P 500 Materials Total Return Index	MSCI Daily TR World Net Materials Index USD
S&P 500 Industrials Total Return Index	MSCI Daily TR World Net Industrial Index USD
S&P 500 Consumer Discretionary Total Return Index	MSCI Daily TR World Net Consumer Discretionary Index USD
S&P 500 Consumer Staples Total Return Index	MSCI Daily TR World Net Consumer Staples Index USD
S&P 500 Health Care Total Return Index	MSCI Daily TR World Net Health Care Index USD
S&P 500 Financials Total Return Index	MSCI Daily TR World Net Financials Index USD
S&P 500 Information Technology Total Return Index	MSCI Daily TR World Net Information Technology Index USD
S&P 500 Telecommunications Total Return Index	MSCI Daily TR World Net Telecommunications Services Index USD
S&P 500 Utilities Total Return Index	MSCI Daily TR World Net Utilities Index

Risks associated with the Strategy

THE STRATEGY COMPRISES NOTIONAL ASSETS AND LIABILITIES—The exposures to the dynamic portfolio that tracks the excess returns of each Sector Constituent minus the J.P. Morgan Cash Index USD 3 Month are purely notional. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

THERE ARE RISKS ASSOCIATED WITH A MOMENTUM-BASED INVESTMENT STRATEGY—The Strategy employs a mathematical model intended to implement what is known as a momentum-based investment strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This Strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Strategy may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

CORRELATION OF PERFORMANCES AMONG THE SECTOR CONSTITUENTS MAY REDUCE PERFORMANCE OF THE STRATEGY—Performances among the Sector Constituents may become highly correlated from time to time during the term of your investment. High correlation during periods of negative returns among Sector Constituents representing any one sector or asset type which have a substantial weighting in the Strategy could have a material adverse effect on the performance of the Strategy.

OUR AFFILIATE, J.P. MORGAN SECURITIES INC., OR JPMSI, IS THE CALCULATION AGENT AND MAY ADJUST THE STRATEGY IN A WAY THAT AFFECTS ITS LEVEL—The policies and judgments for which JPMSI is responsible could have an impact, positive or negative, on the level of the Strategy and the value of your investment. JPMSI is under no obligation to consider your interest as an investor in securities linked to the Strategy.

OTHER KEY RISKS:

- The Strategy may not be successful, may not outperform any alternative strategy related to the Sector Constituents, or may not achieve its target volatility of 8% or less.

- The reported level of the Index will include a deduction of an index adjustment factor, a fee, of 0.50% per annum, which is deducted daily.

- The investment strategy involves monthly rebalancing and maximum weighting caps that are applied to the Sector Constituents. Some or substantially all of the Sector Constituents may be deemed uninvested for any given month, which diminishes any potential diversification offered by the Index.

- Changes in the value of the Sector Constituents may offset each other.

- The weights for each Sector Constituent are determined, in part, by referencing the historical performance of the Signal Sector Indices rather than the historical returns of the Sector Constituents.

- An investment in securities linked to the Strategy is subject to risks associated with the use of leverage.

- The Index is an excess return index that tracks the return of the synthetic portfolio of each Sector Constituent minus the return from a short term cash investment. Accordingly the Index will underperform another index that tracks the same synthetic portfolio but does not deduct the return of a short term cash investment.

- The Index was established on September 2, 2009, and therefore has a limited operating history.

- J.P. Morgan Securities Inc., one of our affiliates, is the sponsor of the J.P. Morgan Cash Index USD 3 Month, which is used in calculating the level of the Index.

The risks identified above are not exhaustive. You should also review carefully the related *"Risk Factors"* section in the relevant product supplement and the *"Selected Risk Considerations"* in the relevant term sheet or pricing supplement.

